Bringing Value to the Surface

Northgate Minerals Corporation
Q2 2007 Report to Shareholders

SECOND QUARTER HIGHLIGHTS

• Production of 65,999 ounces of gold and 14.8 million pounds of copper.

• Net cash cost of production of $35 per ounce of gold.

• Exploration drilling on targets identified in a deep penetrating induced polarization (IP) survey in 2006 has discovered two new zones of mineralization east of the Kemess North deposit:

» Ora Zone: Hole KH-07-04 returned 441 metres (m) of 0.38 grams per metric tonne (g/t) gold and 0.39% copper.

» Altus Zone: Holes KH-07-03 and KH-07-05 returned 155 m and 128 m, respectively, averaging 0.23 g/t gold and 0.3% copper.

• The underground exploration ramp at the Young-Davidson property progressed by 560 m during the quarter and is now 25% complete; the No. 3 shaft was dewatered down to the 180-m level.

Management's Discussion & Analysis

All dollar amounts are stated in United States dollars unless otherwise indicated.

RESULTS OF OPERATIONS

Northgate recorded net earnings of $8,647,000 or $0.03 per diluted common share in the second quarter of 2007 compared with $50,315,000 or $0.22 per share during the corresponding quarter of 2006. Cash flow from operations during the most recent quarter was $43,685,000 or $0.17 per diluted common share compared with cash flow of $9,377,000 or $0.04 per diluted common share during the same quarter last year. Per share data is based on the weighted average diluted number of shares outstanding of 255,317,140 in the second quarter of 2007 and 226,972,597 in the corresponding period of 2006.

Kemess South Mine Performance

The Kemess mine posted gold and copper production of 65,999 ounces and 14.8 million pounds respectively in the second quarter of 2007. Gold production was on target due to higher than expected gold grades, which offset lower mill throughput. Copper production was below forecast due to lower than expected copper ore grades in supergene ore milled in the second quarter of 2007 and lower mill throughput. As a consequence of these second quarter variances and small modifications to the ore release plan for the second half of 2007, Northgate now expects Kemess South mine's metal production to be 276,000 ounces of gold and 68.5 million pounds of copper during 2007.

During the second quarter of 2007, approximately 10.6 million tonnes of ore and waste were removed from the open pit, which was approximately the same as it was during the corresponding quarter of 2006. Unit mining costs during the most recent quarter were Cdn$1.84 per tonne compared with Cdn$1.45 per tonne in the second quarter of 2006. The unit mining cost in the most recent quarter was higher than it was in the same period last year due primarily to extra drilling expenses related to the north wall pushback and major scheduled maintenance costs on two loading shovels.

Mill availability during the second quarter of 2007 was 89% and throughput averaged 48,742 tonnes per day, compared with 94% availability and throughput of 51,807 tonnes per day in the second quarter of 2006. Mill availability in the second quarter was slightly lower than the annual target of 91% due primarily to the timing of the annual transformer station maintenance by BC Hydro and lower than the record set in the second quarter of 2006 when an unusually small amount of scheduled maintenance was carried out. Average mill throughput in the most recent quarter was 6% lower than it was in the same period last year due to the lower mill availability.

Gold and copper recoveries averaged 64% and 76% respectively in the second quarter of 2007, which were the same recoveries recorded in the second quarter of 2006. Supergene-leachcap ores, which has metallurgical characteristics that generate lower metal recoveries, were milled in both periods. As a result, these recoveries were substantially lower than the average recoveries for the Kemess South ore body of 69% and 83% for gold and copper respectively.

Metal concentrate inventory decreased by 5,000 wet metric tonnes (wmt) in the second quarter to approximately 6,000 wmt at June 30, 2007.

The total unit cost of production during the second quarter of 2007 was Cdn$13.46 per tonne milled, which was the same cost recorded in the corresponding period of 2006. Total site operating costs in the second quarter of 2007 were Cdn$44.3 million compared with Cdn$38.8 million in the second quarter of 2006. While total site costs were up by 14% due to a larger than average amount of maintenance activity in the quarter and increased costs for labour, fuel and consumables, total unit costs were approximately the same due to the large decrease in treatment and refining charges for copper concentrate that occurred in 2007. The net cash cost of production at Kemess in the second quarter was $35 per ounce of gold compared to the negative $44 per ounce cash cost reported in the second quarter of 2006. The increase in net cash cost was the result of lower gold and copper production during the most recent quarter compared to the corresponding quarter of 2006.

The following table provides a summary of operations for the second quarter and first half of 2007 and the comparable periods of 2006.

2007 Kemess Mine Production

(100% of production basis)	Q2 2007	Q2 2006	1H 2007	1H 2006

Ore plus waste mined (tonnes)	10,618,547	10,634,658	22,701,404	20,671,597
Ore mined (tonnes)	3,494,752	3,228,600	9,055,785	8,502,272
Stripping ratio (waste/ore)	2.038	2.30	1.507	1.44

Ore milled (tonnes)	4,435,557	4,714,427	8,776,979	9,083,449
Ore milled per day (tonnes)	48,742	51,807	48,492	50,185

Gold grade (grams per metric tonne)	0.724	0.784	0.701	0.768
Copper grade (%)	0.199	0.227	0.207	0.248

Gold recovery (%)	64	64	68	69
Copper recovery (%)	76	76	81	81

Gold production (ounces)	65,999	76,127	134,109	153,761
Copper production (thousands pounds)	14,839	18,071	32,541	40,353

Net cash cost ($/ounce)	35	(44)	32	(8)

Safety

Kemess recorded one lost time injury during the second quarter of 2007, but was still the safest metal mine in British Columbia for the first six months of the 2007. The Young-Davidson project, where there are now 90 employees and contractors on site, continues to operate without a lost time injury.

Financial Performance

Northgate's revenue in the second quarter of 2007 was $80,878,000 compared with $105,348,000 in the corresponding period in 2006. Revenue for the second quarter of 2007 included negative mark-to-market adjustments of $16,905,000 on Northgate's hedge book (2006 – $13,902,000). Due to mark-to-market requirements of Canadian generally accepted accounting principles (Canadian GAAP) and the large size of the Corporation's copper forward sales position relative to quarterly copper production, earnings in future quarters may fluctuate significantly depending on future movements in the price of copper. Metal sales in the second quarter of 2007 consisted of 70,220 ounces of gold and 16.8 million pounds of copper, compared with 79,999 ounces of gold and 19.2 million pounds of copper in the second quarter of 2006. During the second quarter of 2007, the price of gold on the London Bullion Market (LBM) averaged $667 per ounce (2006 – $627) and the price of copper on the London Metal Exchange (LME) averaged $3.47 per pound (2006 – $3.27). The net realized metal prices received on metal sales in the second quarter of 2007 were approximately $564 per ounce of gold and $3.26 per pound of copper, compared with $568 per ounce and $3.13 per pound in the second quarter of 2006. A total of $7,350,000 in gold hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred (see section on Changes in Accounting Policies). The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $105 per ounce, compared with $59 per ounce in the corresponding quarter one year ago. In the second quarter of 2007, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper to be produced in the additional year of production that was announced in May 2007. A total volume of 16,200 metric tonnes of copper were sold forward during the second quarter using LME contracts maturing from November 2009 through October 2010 at an average forward price of $2.52 per pound. This copper represents approximately 100% of the accountable copper contained in the 18,000,000 tonnes of ore resources that were converted into reserves during the second quarter, extending the mine-life of the Kemess South pit until the end of the third quarter of 2010.

Q2 2007 Interim Report      2

The cost of sales in the second quarter of 2007 was $60,384,000 compared with the corresponding period last year when the cost of sales was $56,884,000. Cost of sales was higher in the most recent quarter than it was in the corresponding period of 2006 due to the increased Canadian dollar site operating costs and the strengthening Canadian dollar.

Administrative and general expenses totaled $2,625,000 in the second quarter of 2007 compared to a total of $1,580,000 recorded in the corresponding period of 2006. The higher expense in the current quarter was the result of increased administration and compliance spending as well as the cost of various business development initiatives.

Depreciation and depletion expenses in the second quarter were $8,933,000 compared to $7,101,000 during the corresponding period of 2006. The higher depreciation and depletion expense for the most recent quarter was due to an increase in the amortization rate for 2007 as a result of capital expenditures in 2006 offset by the impact of the increase in the reserve base announced earlier in the quarter.

The Corporation recorded net interest income of $4,464,000 in the second quarter of 2007 compared with net interest income of $702,000 in the corresponding quarter of 2006. The dramatic increase in interest income was the result of substantial increases in the Corporation's cash position due to strong operating cash flow and the exercise of share purchase warrants in December 2006, which brought $99,998,000 into Northgate's treasury.

Exploration costs in the second quarter were $7,842,000 compared with $2,043,000 in the comparable period of 2006. The higher exploration costs in the most recent quarter were the result of increased activity at the Young-Davidson property where an advanced underground exploration program is underway. In future quarters of 2007, exploration costs are expected to remain at approximately $8 million per quarter as exploration continues on the Young-Davidson and Kemess properties.

Capital expenditures during the second quarter of 2007 totaled $3,573,000 compared to $2,331,000 in the corresponding period of 2006. Capital expenditures in the most recent quarter continue to be primarily devoted to ongoing construction of the tailings dam and the Kemess North project.

NON-GAAP MEASURE

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

(Expressed in thousands of US$, except per ounce amounts)	Q2 2007	Q2 2006

Gold production (ounces)	65,999	76,127

Cost of sales	$60,384	$56,884
Change in inventories and other	(6,035)	(358)
Gross copper and silver revenue	(52,019)	(59,906)

Total cash cost	2,330	(3,380)

Cash cost ($/ounce)	$35	$(44)

Q2 2007 Interim Report      3

SELECTED QUARTERLY FINANCIAL DATA

(Thousands of US dollars,	2007 Quarter Ended		2006 Quarter Ended				2005 Quarter Ended
except per share, per ounce
and per pound amounts)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Revenue	$80,878	$74,313	$118,239	$102,667	$105,348	$85,059	$95,651	$64,631

Earnings (loss) for the period (1)	$8,647	9,406	19,790	14,902	50,315	21,735	44,527	8,765
Earnings (loss) per share (1)
Basic	$0.03	$0.04	$0.09	$0.07	$0.23	$0.10	$0.21	$0.04
Diluted	$0.03	$0.04	$0.09	$0.07	$0.22	$0.10	$0.21	$0.04
Metal production
Gold (ounces)	65,999	68,110	81,746	74,789	76,127	77,634	94,405	75,665
Copper (thousands pounds)	14,839	17,702	21,254	19,602	18,071	22,282	24,701	16,917
Metal Prices
Gold (LBM – $/ounce)	667	650	614	622	627	554	486	439
Copper (LME Cash – $/pound)	3.47	2.69	3.21	3.48	3.27	2.24	1.95	1.70

(1)  The figures in the table for 2006 and 2005 reflect the Corporation's change in accounting policy for metal inventories. Refer to the Corporation's consolidated financial statements in the 2006 Annual Report for a description of this change.

EXPLORATION UPDATE

Kemess Camp

There are currently two drills on the Kemess property exploring the area immediately east of the Kemess North deposit where the Titan© deep penetrating IP survey conducted in 2006 identified several large chargeability anomalies. Nine diamond drill holes have been completed to date totaling 7,708 m and assays have been received for core in six of these holes. Drill hole collar locations are listed in Appendix 1.

Figure 1 – 2007 Kemess Exploration Area

Q2 2007 Interim Report      4

Ora Zone

Holes KH-07-02 and KH-07-04 were drilled to test the deep Titan© chargeability anomaly that was defined in 2006. Hole KH-07-04 intersected the longest mineralized interval ever drilled on the Kemess property with 441.3 m of 0.38 g/t gold and 0.391% copper. This hole also represents the deepest mineralization (850 m deep) so far discovered in the Kemess camp, but due to its grade and thickness it represents a very exciting discovery. While the relationship between this mineralization and the Kemess North deposit is unknown, this new discovery suggests that the Kemess North mineralizing system is far more extensive than previously understood and several follow-up holes are planned to explore for even higher-grade zones of mineralization or zones that have been faulted closer to surface.

Table 1 – Selected Intervals in the Ora Zone

Hole ID	From	To	Core Length	Gold	Copper
	(m)	(m)	(m)	(g/t)	(%)

KH-07-01A	452.0	473.4	21.4	0.14	0.135

KH-07-02	943.4	983.2	39.8	0.10	0.102

KH-07-04	855.0	1296.3	441.3	0.38	0.391

Including	1193.0	1289.0	96.0	0.57	0.395

Figure 2 – Cross Section of the Ora Zone

Note: Hole KH-07-01A is not shown on the cross-section above because it is 170 metres outside the plane of the section.

Q2 2007 Interim Report      5

Altus Zone

Just to the east of the Ora zone, three holes drilled in the 2007 exploration season have intersected a nearer surface zone of mineralization at grades that are 30% higher than Kemess North grades. This mineralization is close enough to surface that it could potentially be exploited as an open pit, as illustrated in the accompanying cross section.

Table 2 – Selected Intervals from the Altus Zone

Hole ID	From	To	Core Length	Gold	Copper
	(m)	(m)	(m)	(g/t)	(%)

KH-07-03	273.6	429.0	155.4	0.23	0.269

KH-07-05	130.0	258.2	128.2	0.23	0.332

KH-07-06	594.0	650.0	56.0	0.18	0.304

Figure 3 – Cross Section of the Altus Zone

Future Exploration Activities at Kemess

With the validation of the Titan© system as an exploration tool for the terrain and deposit types in the Kemess camp, additional surveys have been contracted to more completely map out the area around hole KH-07-04, as well as to explore other areas of the Kemess North system and areas adjacent to the Kemess South pit. In addition to this survey work, Northgate will be drilling additional holes in and around the Altus and Ora zones during the 2007 exploration season. Total exploration expenditures on the Kemess property in 2007 are now expected to reach $4 million.

Q2 2007 Interim Report      6

Young-Davidson

Drilling continued on the Young-Davidson property with five drills, four of which were working on the known deposit area and a fifth which is testing other targets in other areas of the property. The longitudinal section shown in Figure 4 presents known resource areas (as defined in the legend), historic mine workings, simplified geology, and potential new resource areas along with the pierce points for the holes drilled. Drill hole results reported for the first time are indicated by a five-point star. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 m. Diamond drilling completed in the second quarter of 2007 attempted to define the eastern and western edges of the deposit to a depth of 1,000 m and expand resources below and laterally adjacent to the three main zones in the deposit: the Lower Boundary zone, the Lucky zone, and the Lower YD zone.

Figure 4: Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

No. 1 Shaft
No. 3 Shaft
Ramp
Upper Boundary Zone
Lucky Zone
YD Zone extent ?
Lower YD Zone
Exploration Area
Lower Boundary Zone
10000 mL
9500 mL
9000 mL
Dyke H
Dyke F
Dyke D
Dyke C2
Dyke C1
Dyke B
Northgate Minerals Corporation
Young Davidson Project
Long Section
Looking North
Mined Out Area
RPA Resources (Indicated)
RPA Resources (Inferred)
Open Pit Resources
UBZ Resources
Potential New Resources
Diabase Dyke
Syenite
Mafic Flow
Pierce Point 2006-2007
Hole Not Included in Resource Calculation
Hole In Progress
Reported Hole

Holes YD-07-33A and YD-07-41, below and above the western edge of the Lower Boundary zone respectively, intersected substantial widths of mineralization, which are expected to expand the zone significantly when the next resource recalculation is completed. Hole YD-07-33A returned an interval of 2.83 g/t over 33.6 m and hole YD-07-41 returned an interval of 4.16 g/t over 18.8 m.

Hole YD-07-40C, targeted to fill in the gap between the Upper and Lower Boundary zones, intersected a barren diabase dyke at the target interval. However, the hole did intersect a footwall zone grading 4.04 g/t over a 4.9 m core length. Due to the complexity of the geological formations in the area between the Upper and Lower Boundary zones the resolution of the interface between these two zones will wait until definition by closer-spaced underground drilling.

Holes YD-07-37 and YD-07-42 on the western side of the Lower Boundary zone were either terminated for technical reasons (too much deviation from the intended target) or they intersected diabase dykes at the target horizon.

Q2 2007 Interim Report      7

Hole YD-07-36 intersected mineralization within an inferred resource area of the Lucky zone returning 3.23 g/t over 16 m. Hole YD-07-43 targeted an area below the Lucky zone and intersected two thin zones of 3.51 g/t over 1.9 m and 6.06 g/t over 4.2 m. This suggests that the Lucky Zone may extend down to the 9,650 m level, but more drilling will be necessary to confirm this hypothesis.

The western edge of the YD zone has now been defined above the 9,500 m level by three holes, YD-07-32, YD-07-38 and YD-07-39 that intersected barren syenite host rock with no significant values.

A total of five holes are currently in progress on the Young-Davidson property and drilling is scheduled to continue at the current pace until the end of 2007.

Drill hole collar locations for all the holes referred to in this report can be found in Appendix 1.

Table 3 – Selected Intersections from Drill Holes at Young-Davidson

Boundary Zones

Hole ID	From	To	Core Length	True	Gold
	(m)	(m)	(m)	Thickness (m)	(g/t)

YD-07-33A	1407.9	1456.5	48.6	44.5	2.44

Including	1407.9	1441.5	33.6	30.6	2.83

	1430.1	1441.5	11.4	10.4	3.52

YD-07-41	932.1	972.3	40.2	27.6	3.26

Including	933.6	952.4	18.8	12.9	4.16

	958.9	972.3	13.4	9.2	3.58

YD-07-40C	936.0	940.9	4.9	4.2	4.04

Lucky Zone

Hole ID	From	To	Core Length	True	Gold
	(m)	(m)	(m)	Thickness (m)	(g/t)

YD-07-36	687.2	703.2	16.0	11.9	3.23

Including	689.5	703.2	13.7	10.0	3.60

Including	695.0	703.2	8.2	6.3	4.71

YD-07-43	687.7	689.6	1.9	1.6	3.51

YD-07-43	706.5	710.7	4.2	3.61	6.06

The Young-Davidson underground project team, under the leadership of Project Manager, Luc Guimond, made excellent progress during the second quarter. A total of 55 Northgate employees and contractors are now working on the underground project at the Young-Davidson site in addition to the surface-based exploration team of 35 under the direction of Senior Project Geologist, Jim Janzen.

The ramp that will provide underground access to the deposit advanced by 560 m during the quarter and is now 25% complete. In the fall of 2007, underground definition drilling is expected to begin from the lower portion of the first flight of the ramp. Dewatering of the existing No. 3 shaft down to the 180-m level has been completed and the underground infrastructure left by the previous operator is in excellent condition.

The environmental and engineering studies that will form a critical part of the pre-feasibility study for the project are proceeding along rapidly and the scoping study that will determine the process flow and basic infrastructure for the mine is expected to be complete by the fall.

Q2 2007 Interim Report      8

QUALITY CONTROL – ANALYSES AND SAMPLE LOCATION

Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in National Instrument 43-101 (NI 43-101) Technical Reports filed on SEDAR (www.sedar.com) on June 4, 2004 and January 29, 2007 for Kemess North and Young-Davidson, respectively. Summaries of these procedures may also be found in press releases dated November 24, 2005 and April 10, 2006 for Kemess North and Young-Davidson, respectively.

QUALIFIED PERSONS

The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate's geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate's Exploration Manager.

* * * * * * *

NOTE TO US INVESTORS:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this interim report are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

Q2 2007 Interim Report      9

APPENDIX 1 – DRILL HOLE COLLAR LOCATIONS

Young-Davidson

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth (m)

YD-07-33A	23248.5	9701.7	10324.9	0	-70	1546.1

YD-07-33B	23248.5	9701.7	10324.9	0	-70	1461.0

YD-07-33C	23248.5	9701.7	10324.9	0	-70	1550

YD-07-34	22711.5	10064.7	10331.0	353.0	-70	1066.8

YD-07-37	23599.0	9976.0	10340.1	9	-70	1021.2

YD-07-38	22711.5	10244.0	10330.0	0	-70	609.0

YD-07-39	22713.1	10191.2	10333.1	350	-70	719.0

YD-07-40	23875	10125	10340	315	-70	354.0

YD-07-40A	23875	10125	10340	312	-70	261.0

YD-07-40B	23875	10125	10340	310	-70	547.0

YD-07-40C	23875	10125	10340	302	-70	969.0

YD-07-41	23200.8	9940.0	10325.0	0	-65	1068.0

YD-07-42	23522.0	9935.0	10322.0	356	-70	1008.0

YD-07-42A	23522.0	9935.0	10322.0	356	-70	1400

YD-07-43	23200.8	9940.0	10325.0	0	-60	919.0

YD-07-44	22685.0	9725.0	10331.0	0	-70	19.3

YD-07-45	23200.8	9940.0	10325.0	0	-70	1200

YD-07-46	22685.0	9725.0	10331.0	0	-70	1700

Kemess Camp

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth (m)

KH-07-01A	637915	6326373	1820	0	-90	980

KH-07-02	637706	6326237	1817	0	-90	1120.5

KH-07-03	638116	6326410	1820	340	-70	726

KH-07-04	637706	6326237	1817	340	-70	1344

KH-07-05	638116	6326410	1820	0	-90	417

KH-07-06	638080	6326800	1765	180	-90	770

Q2 2007 Interim Report      10

INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31
Thousands of US dollars	2007	2006

	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$317,761	$262,199
Concentrate settlements and other receivables	33,226	17,960
Inventories	38,123	26,208
Future income tax asset	11,280	7,469
Investments	1,151	-
Deferred hedging loss	-	8,583

	401,541	322,419
Other assets	16,888	27,622
Future income tax asset	9,825	6,291
Mineral property, plant and equipment	146,163	159,299

	$574,417	$515,631

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$63,435	$22,023
Current portion of capital lease obligations	2,581	2,439

	66,016	24,462
Capital lease obligations	1,173	2,586
Other long-term liabilities (note 4)	3,296	-
Provision for site closure and reclamation obligations	31,925	28,197
Future income tax liability	13,849	12,638

	116,259	67,883

Shareholders' equity
Common shares	308,726	307,914
Contributed surplus	3,518	2,596
Accumulated other comprehensive income (note 2)	(9,377)	-
Retained earnings	155,291	137,238

	458,158	447,748

	$574,417	$515,631

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey

Q2 2007 Interim Report      11

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Thousands of US dollars, except	Three Months Ended June 30		Six Months Ended June 30
share and per share amounts, unaudited	2007	2006(1)	2007	2006(1)
Revenue	$80,878	$105,348	$155,191	$190,407
Cost of sales	60,384	56,884	107,370	105,054
Administrative and general	2,625	1,580	4,753	4,715
Depreciation and depletion	8,933	7,101	19,959	17,072
Net interest income	(4,464)	(702)	(7,700)	(677)
Exploration	7,842	2,043	11,435	2,987
Currency translation gains	(3,972)	(2,092)	(5,164)	(2,411)
Accretion of site closure and reclamation costs	467	386	905	761
Other	911	8,412	911	8,383
	72,726	73,612	132,469	135,884
Earnings before income taxes	8,152	31,736	22,722	54,523
Income tax recovery (expense)
Current	(1,905)	(1,921)	(5,218)	(2,973)
Future	2,400	20,500	549	20,500
	495	18,579	(4,669)	17,527
Net earnings for the period	$8,647	$50,315	$18,053	$72,050
Other comprehensive income
Reclassification of net realized gains on available for sale securities to net earnings	-	-	(315)	-
Unrealized gain on available for sale securities	332	-	466	-
Reclassification of deferred losses on gold forward contracts to net earnings, net of tax of $2,508 Q2 and $4,738 YTD	4,842	-	9,148	-
	5,174	-	9,299	-
Comprehensive income	$13,821	$50,315	$27,352	$72,050
Net earnings per share
Basic	$0.03	$0.23	$0.07	$0.34
Diluted	$0.03	$0.22	$0.07	$0.33
Weighted average shares outstanding
Basic	254,159,902	215,275,933	254,061,971	214,806,041
Diluted	255,317,140	226,972,597	255,435,956	219,516,937

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	Three Months Ended Jun 30		Six Months Ended Jun 30
Thousands of US dollars, unaudited	2007	2006(1)	2007	2006(1)
Retained earnings, beginning of period	$146,644	$52,231	$137,238	$30,496
Net earnings for the period	8,647	50,315	18,053	72,050
Retained earnings, end of period	$155,291	$102,546	$155,291	$102,546

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

Q2 2007 Interim Report      12

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

						Accumulated
	Number of	Common	Share			Other
Thousands of US dollars,	Common	Shares	Purchase	Contributed	Retained	Comprehensive
except common shares, unaudited	Shares	Amount	Warrants	Surplus	Earnings	Income	Total
Balance at December 31, 2006	253,700,033	$307,914	$-	$2,596	$137,238	$-	$447,748
Transitional adjustment on adoption of financial instruments	-	-	-	-	-	(18,676)	(18,676)
Shares issued under employee share purchase plan	32,807	79	-	-	-	-	79
Shares issued on exercise of options	413,420	519	-	(153)	-	-	366
Stock-based compensation	-	39	-	759	-	-	798
Net income	-	-	-	-	9,406	-	9,406
Other comprehensive income	-	-	-	-	-	4,125	4,125
Balance at March 31, 2007	254,146,260	$308,551	$-	$3,202	$146,644	$(14,551)	$443,846

Shares issued under employee share purchase plan	41,860	107	-	-	-	-	107
Shares issued on exercise of options	5,600	15	-	(4)	-	-	11
Stock-based compensation	-	53	-	320	-	-	373
Net income	-	-	-	-	8,647	-	8,647
Comprehensive income	-	-	-	-	-	5,174	5,174
Balance at June 30, 2007	254,193,720	$308,726	$-	$3,518	$155,291	$(9,377)	$458,158

						Accumulated
	Number of	Common	Share			Other
Thousands of US dollars,	Common	Shares	Purchase	Contributed	Retained	Comprehensive
except common shares, unaudited	Shares	Amount	Warrants	Surplus	Earnings(1)	Income	Total
Balance at December 31, 2005	214,011,246	$195,565	$8,715	$1,657	$30,496	$-	$236,433
Shares issued under employee share purchase plan	45,027	68	-	-	-	-	68
Shares issued on exercise of share purchase warrants	314,523	480	(102)	-	-	-	378
Shares issued on exercise of options	386,800	490	-	(154)	-	-	336
Stock-based compensation	-	34	-	1,131	-	-	1,165
Net income	-	-	-	-	21,735	-	21,735
Balance at March 31, 2006	214,757,596	$196,637	$8,613	$2,634	$52,231	$-	$260,115

Shares issued under employee share purchase plan	30,269	76	-	-	-	-	76
Shares issued on exercise of share purchase warrant	10,202	27	-	-	-	-	27
Shares issued on exercise of options	810,880	2,245	-	(706)	-	-	1,539
Stock-based compensation	-	39	-	240	-	-	279
Net income	-	-	-	-	50,315	-	50,315
Balance at June 30, 2006	215,608,947	$199,024	$8,613	$2,168	$102,546	$-	$312,351

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

Q2 2007 Interim Report      13

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30		Year-to-date Ended June 30
Thousands of US dollars, unaudited	2007	2006(1)	2007	2006(1)

Operating activities:
Net earnings for the period	$8,647	$50,315	$18,053	$72,050
Non-cash items:
Depreciation and depletion	8,933	7,101	19,959	17,072
Unrealized currency translation losses (gains)	711	(241)	676	(343)
Accretion of site closure and reclamation costs	467	386	905	761
Amortization of hedging losses	7,350	4,688	13,887	7,502
Amortization of deferred charges	76	75	148	414
Stock-based compensation	373	279	1,171	1,444
Future income tax recovery	(2,400)	(20,500)	(549)	(20,500)
Change in fair value of forward contracts	16,905	13,902	37,004	21,110
Gain on sale of investments	-	-	(315)	-
Changes in operating working capital and other:
Concentrate settlements and other receivables	(10,019)	(31,792)	(27,218)	(44,457)
Inventories	2,531	(1,185)	(3,671)	(2,484)
Accounts payable and accrued liabilities	10,111	5,536	12,202	6,621
Settlement of forward contracts	-	(18,693)	(9,326)	(18,693)
Reclamation costs paid	-	(494)	-	(2,235)

	43,685	9,377	62,926	38,262

Investing activities:
Purchase of other assets	-	-	-	(86)
Purchase of mineral, property, plant and equipment	(3,573)	(2,331)	(6,334)	(4,267)
Purchase of investments	(637)	-	(322)	-

	(4,210)	(2,331)	(6,656)	(4,353)

Financing activities:
Repayment of capital lease obligation	(642)	(941)	(1,271)	(2,085)
Repayment of long-term debt	-	-	-	(13,700)
Issuance of common shares	118	1,644	563	2,427

	(524)	703	(708)	(13,358)

Increase in cash and cash equivalents	38,951	7,749	55,562	20,551
Cash and cash equivalents, beginning of period	278,810	63,441	262,199	50,639

Cash and cash equivalents, end of period	$317,761	$71,190	$317,761	$71,190

Supplementary information
Cash paid during the period for:
Interest	$74	$98	$145	$732

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

Q2 2007 Interim Report      14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2007 and 2006 (unaudited)

All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.

NOTE 1 BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation ("Northgate" or the "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2006.

NOTE 2 CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity. The components of AOCI as at June 30, 2007, are as follows:

Unrealized gain on available for sale securities	$479
Unrealized hedging losses	(9,856)

AOCI	$(9,377)

Financial Instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

•    Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

•   Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

•    Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

Q2 2007 Interim Report      15

•   Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders' equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders' equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders' equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

Inventory

In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1, 2006 increased $12,819,000. There were no other material adjustments required for the three and six month periods ended June 30, 2006.

NOTE 3 STOCK BASED COMPENSATION

No options were granted during the three months ended June 30, 2007 (2006 – nil). During the three months ended June 30, 2007, $320,000 (2006 – $240,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended June 30, 2007, a total of 19,800 options were cancelled and 5,600 options were exercised.

At June 30, 2007, there were 5,527,500 options outstanding, of which 2,895,800 were exercisable.

During the three months ended March 31, 2007, the Corporation granted a total of 1,425,000 (2006 – 1,212,000) options to employees, with a term of seven years. 1,410,000 of these options are exercisable at Cdn$4.07 and 15,000 are exercisable at Cdn$3.48. Twenty percent (282,000) of the options granted at Cdn$4.07 vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years and five years respectively. The fair value of the options granted for the three months ended March 31, 2007 was $2,500,000 (2006 – $1,480,000). During the three months ended March 31, 2007, $759,000 (2006 – $1,131,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2007, a total of 114,020 options were cancelled and 413,420 options were exercised.

Q2 2007 Interim Report      16

The fair value of the share options granted during 2007 was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted
	in Q2 2007	in Q2 2006	in Q1 2007	in Q1 2006
Risk-free interest rate	—	—	3.94%	4.1%
Annual dividends	—	—	—	—
Expected stock price volatility	—	—	53.4%	60%
Expected option life	—	—	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	—	—	$2.05	$1.42

NOTE 4 FINANCIAL INSTRUMENTS

At June 30, 2007, the Corporation had forward sales commitments with major financial institutions to deliver 30,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between August 31, 2007 and December 31, 2007. On January 1, 2007, the Corporation adopted the CICA new standard on hedges (note 2). In conjunction with the adoption of Section 3855, the Corporation elected to discontinue hedge accounting. Therefore, the forward sales contracts are now recorded at their fair value with changes in fair value including in earnings for the period. The unrealized loss on these forward sales contracts at June 30, 2007, was approximately $10,385,000, which is recorded in accrued liabilities. The deferred hedging loss, which was reclassified to the opening balance of AOCI in shareholders' equity on January 1, 2007, and the transitional adjustment required to recognize the fair value of outstanding forward sales contracts on adoption of Section 3865 will be released into net earnings at the time the sales associated with the forward contracts occur.

At June 30, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of 35,300 metric tonnes of copper were sold forward using London Metal Exchange (LME) contracts maturing from July 2007 through October 2010 at an average forward price of $2.77 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average LME cash prices over the same period. The volume of these forward sales contracts match expected future pricings of copper in concentrate produced and delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at June 30, 2007 was a net loss of $20,961,000 of which $17,665,000 is included in accrued liabilities and $3,296,000 in other long term liabilities.

NOTE 5 COMMITMENTS AND CONTINGENCIES

On May 28, 2007, Northgate entered into an Option and Joint Venture Agreement ("Agreement") with Opawica Explorations Inc. ("Opawica") and is committed to spend Cdn$750,000 in exploration over the twelve month period from the effective date of the Agreement. In the second quarter, the Corporation provided Cdn$225,000 to Opawica to fund exploration activity.

Q2 2007 Interim Report      17

SHAREHOLDER INFORMATION

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company's latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
TSX: NGX | AMEX: NXG	and general financial information may be directed to:

Keren R. Yun
Transfer Agent & Registrar	t. 416.216.2781
Shareholder inquiries relating to address changes and	e. kyun@northgateminerals.com
share certificates should be directed to:
Interested parties are also encouraged to visit our website
Computershare Investor Services	at www.northgateminerals.com.
510 Burrard Street

Vancouver, BC V6C 3B9
t. 604.661.0222
800.564.6253 (toll free in North America)
f. 604.669.1548

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

FORWARD-LOOKING STATEMENTS

This interim report includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading "Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

Toronto Office	Vancouver Office
18 King Street East, Suite 1602	815 Hornby Street, Suite 406
Toronto, ON M5C 1C4	Vancouver, BC V6Z 2E6
t. 416.363.1701	t. 604.681.4004
f. 416.363.6392	f. 604.681.4003

MINING OPERATIONS
Kemess Mine	Young-Davidson
P.O. Box 3519	259 Matheson Street, Unit 1
Smithers, BC V0J 2N0	P.O. Box 187
Matachewan, ON P0K 1M0